Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: September 16, 2021

Wejo – Palantir CNBC Interview Transcript

Speaker 1 [00:00:12] About half of the Dow stocks, Palantir shares are up around about nine percent this week as the company gives details surrounding its partnership with Connected car data firm Wejo, up six percent today. Joining us now to explain that hardship and how the data will be used and its CEO, Shyam Sankar. And we go, Richard Barlow. Very good afternoon to you both. Great to have you with us. Richard, I start with you, if I may, in terms of. Exactly. Just very quickly what Wejo does in terms of collecting a lot of data from from cars it just removes or from all cars. And what type of data points are you collecting?

Speaker 2 [00:00:48] So we work with 17 auto manufacturers globally. We have over 11 million live cars and platform. We see seven percent of all vehicle or vehicles in New York. And we get a vast array of data from these vehicles. We've actually processed over 400 billion miles of data, which is 20 times more than Tesla. And we get EV data. We got we got LIDAR data where appropriate. We get entertainment data and we get sometimes get location data. We get we get powertrain data, we get a whole array of data from from these 11 million vehicles and we're scaling substantially.

Speaker 1 [00:01:21] Does every driver or car owner know that you're getting that data, do you think? Or is this something that might well be a box? They didn't quite realize they checked at a point of purchase somewhere down the line.

Speaker 2 [00:01:34] No, there's a clear there's a clear consent process. I said it we just seven years ago with this idea of Data for Good that there had to be a clear consent process. So we have access to over 50 million vehicles and 11 million vehicles. The drivers have given consent. So we have a very clear consent process. We have a very clear approach as to how that data is used. Sometimes that data is used matter trends where we advise cities on certain emissions in other markets, the drivers getting the clear consent, for example, to to reduce insurance premium. There's a very clear consent process.

Speaker 3 [00:02:06] So why is it important for Palantir to partner with you? What exactly are you hoping to offer to the market for autonomous vehicles?

Speaker 4 [00:02:17] Yes, thank you for having me. So this is exactly in line with our mission as a company of working on the hardest problems, we're talking about tackling electrification not only on the consumer side of the supply chain and the automotive ecosystem, helping with supply chains, helping drive economy. And so for us, we see this immense opportunity for Foundry to help Wejo dream bigger about mobility, capitalizing on 15 years of R&D and we've got a building without any platform and using that to enable them to bring more products to market more quickly transform these areas.

Speaker 1 [00:02:49] Richard, what would you say Palantir has brought you that you weren't able to do before?

Speaker 2 [00:02:55] So we're backed by General Motors and Magna as examples of OEMs and tier ones, and we want to build a complete data ecosystem. What Palantir does is essential to speed that process up. And we've got over 11 million cars talking to us in real time. Our forecast have over 30 million cars lined up for next year. We need to a partner like Palantir, where we've already built our first product with them. We built that within weeks from having the idea of actually going to full execution has become our perfect partner.

Speaker 3 [00:03:28] I am, of course, this is CNBC, so we're going to want to know what it's worth to investors. Wolf was talking about the share price of Palantir here and how you've seen a nice run here this week and then even just today, perhaps on the news of this partnership. So how valuable is this for Palantir?

Speaker 4 [00:03:44] We think this is very valuable because it's indicative of a broader opportunity, a fantastic opportunity to invest in highly ambitious companies and to help these companies, whether they're building flying cars like William or they're transforming formal employment or they're transforming the automotive ecosystem like Wejo, we're helping them for years and potentially hundreds of millions of dollars off of their own roadmaps, helping them execute this central ambition of their business much more quickly.

Speaker 1 [00:04:13] What's the decision process, in turn, Palantir, as to whether you actually take a stake in one of your clients versus just just take royalties and take a fee for the services you offer them?

Speaker 4 [00:04:27] Yeah, it's a great question. Of course, we have a rigorous investment process and investment committee. And apart from that, the core thesis is, can our product meaningfully transform? This business can shave years off as we are in the roadmap. What is it? The era of collaboration, how we leverage our experience across 40 different industries to bring new products to market more quickly. Case we joked that we were even talking with a major low carbon energy provider and seeing how this Wejo data asset and insights around emissions and consumer safety patterns. Congestion in our cities reduce their own emission footprint, understand where to put charging stations. And so I think there is a huge play of how we can help accelerate this business. And this is what we're seeing as we think about investing.

Speaker 1 [00:05:16] Richard. Remind us of what state you're right in terms of kind of realizing some of the investments that have been made on the Spac process and any delays that have taken place.

Speaker 2 [00:05:27] So we believe that the business combination agreement with Virutoso Acquisition Corp. ticker $VOSO we have made tremendous submissions discussing we expect to be listing before the end of Q4. So we're in the latter stages in terms of the appraisal of oh, sorry, go.

Speaker 3 [00:05:48] No, no, go ahead.

Speaker 2 [00:05:50] So we were very lucky that we approached by a number of strategic investors. So we went through a process with investors. But we also have we're pleased to say that Microsoft is one of our new investors as well. Microsoft doesn't tend to do investments in SPACs. So a great sort of recognition of the data we've collected, the incredible relationships we've built with the auto industry and where we're going.

Speaker 3 [00:06:13] Richard, earlier on in the conversation, Wolf was asking about the data points and you were talking about the billions of data points that have been collected. And I think you said seven percent of the market share there. And it's I wanted to opt out. Could I do so or is that not an option when you are speaking about sort of signing into these contracts or

Speaker 2 [00:06:34] that you can opt out whenever you wish? One way I can think of there's seven rules for sharing data, but actually what we work with OEMs to educate the consumers about how the data can make their lives better. So, for example, with an OEM in APAC, they've released a new product where other cars in the area are informing your car of free parking available. So you don't need to show who you are. You don't need to share your location with anyone else. But other cars are just purely scanning the area for free parking. But I don't see that that is going to lead to their emissions. Obviously going to leads to less, less congestion.

Speaker 3 [00:07:14] Well, I'm certain that we will be speaking with you gentlemen again in the future as this moves forward and the electric vehicle market continues to expand. Richard, thank you very much for being here with us today.

Speaker 2 [00:07:24] Thank you.

Speaker 3 [00:07:25] Thank you. We have a little bit. Forty three minutes or so left before that closing bell sounds. The Dow, the S&P 500, the Nasdaq are all positive, as Wolf mentioned. Then S&P just hanging on by a thread, but still accounts as green. Dow Jones.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021 (as amended on September 7, 2021), including the preliminary proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

In addition to as noted above, this press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may relate to, but are not limited to, Palantir’s expectations regarding the partnership and the contract, as well as the expected benefits of Palantir’s software platforms. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Forward-looking statements are based on information available at the time those statements are made and were based on current expectations as well as the beliefs and assumptions of Palantir’s management as of that time with respect to future events. Additional information regarding these and other risks and uncertainties is included in the filings Palantir makes with the Securities and Exchange Commission from time to time. Except as required by law, Palantir does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021 (as amended on September 7, 2021). The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.